December 19, 2002




Dear Taubman Associates:

As you know on December 10, the Company's Board of Directors rejected Simon Property Group's latest proposal to acquire control of Taubman Centers. The Board also unanimously recommended that all Taubman Centers shareholders reject Simon's offer and not tender their shares.

For the most current information regarding the company's response please refer to WWW.TAUBMAN.COM under "Investor Relations" and "Press Releases." We also encourage you to refer interested parties such as your vendors and business partners to the Taubman web site and our SEC filings.

Tender offers entail numerous legal rules, which are both complicated and confusing. In order to help all of you better understand this process, we have prepared the attached glossary of terms. I hope that this will help you better understand the current process as you read about it in the newspaper and in our press releases.

Sincerely,

Sara Jo Light
Sr. VP Human Resources and Administration

                           GLOSSARY OF TAKEOVER TERMS





TENDER OFFERS





WHAT IS A "TENDER OFFER"?

A tender offer is a public bid for shareholders to sell their stock. Typically, a tender offer is commenced when the offeror places a summary advertisement, or 'tombstone,' in a major national newspaper, and the offer to purchase is printed and mailed to the target company's stockholders. A tender offer must comply with the rules and regulations of the SEC, which include certain minimum offering periods, withdrawal rights, manner of publication, and other requirements.

Some of the other basic legal requirements and considerations of tender offers include:

     >> THE BIDDER MUST FILE A SCHEDULE TO. A bidder must, as soon as practicable on the commencement date of the tender offer, file a Schedule TO with the SEC. (See definition below.) The bidder must deliver a copy of the Schedule TO to the target company, any other bidder that has filed a Schedule TO for an outstanding offer, and to each national securities exchange on which the target company's securities trade.

        Within 10 business days of the commencement of a tender offer, the target's board must disseminate a statement to its security holders disclosing the company's position with respect to the offer. A Schedule 14D-9 (see definition below) must be filed with the SEC on the date the recommendation is first published, sent or given to security holders.

     >> DISSEMINATION OF INFORMATION. The target may either provide the bidder with a shareholder list or directly mail the offer to purchase to the stockholders.

        Generally, a tender offer must be open to all holders of the class of securities that is subject to the offer, and the consideration paid to any shareholder must be the highest consideration paid to any other security holder.

        If there is a mailing to shareholders, it will be sent to all holders. Mailings will include shareholders who own their shares through Taubman's ERSP.

     >> MINIMUM DURATION OF OFFER. An offer must remain open for at least 20 business days after it begins. However, hostile tender offers are often not completed within 20 business days because their conditions usually are not satisfied that quickly (e.g., the hostile bidder may bring litigation in connection with the tender offer, or be in the process of arranging financing). Also, an offer must remain open for at least 10 business days after certain material changes. In addition, security holders have withdrawal rights and may withdraw tendered shares during the entire period the offer remains open.

WHAT IS THE "OFFER DATE"?

The day the offer commences, signaled by the mailing of an offer to target shareholders and/or placement of a "tombstone" ad in the national editions of the WALL STREET JOURNAL or THE NEW YORK TIMES.

The offer date for the Simon offer was December 5.

WHAT IS THE "EXPIRATION DATE"?

Last date that bidder will accept tendered shares. The SEC's Williams Act of 1969 requires a 20-business day minimum period for acceptance. The bidder can extend the expiration date.

Simon's offer expires on January 17.

KEY DOCUMENTS

SCHEDULE TO: The buyer's tender offer statement. This is the official legal document that describes the offer, and includes the "offer to purchase," the document that gets sent to shareholders. It is required to include, among other things, the target's name; the number of shares sought and the price offered; any conditions attached to the offer; the background of any discussions or other contacts between the buyer and the target; the source and amount of funds the buyer has available for the purpose; the reasons the buyer is making the offer and what it proposes to do if it succeeds; and who is soliciting shares for the buyer.



Simon's schedule TO was filed on December 5. It is available at the following website address: HTTP://WWW.EDGAR-ONLINE.COM/BIN/COBRAND/FINSYS_MAIN.ASP?NAD=
&formfilename=0001047469-02-005720&X=21&Y=8



SCHEDULE 14D-9: The target company's SEC filing in response to an offer. It is, in effect, a description of the target Board's recommendation concerning the offer. Whether the board advises shareholders to accept or reject, the company has to file this schedule. It includes: Who the board members are, which securities they are talking about, and whether they have made any arrangements with the bidder or among their own shareholders.

Taubman's Schedule 14D-9 is available at WWW.TAUBMAN.COM under "Investor Relations."

CONDITIONS FOR TENDER OFFER: Listed in the Schedule TO. These must be met or waived in order for the offer to be completed. Offers typically include a MINIMUM CONDITION, which sets a minimum number of shares that must be tendered and not withdrawn. A FINANCING condition states that the offer is predicated upon the solicitor's ability to arrange financing for the transaction.